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VIA EDGAR AND EMAIL
February 8, 2021

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-0404

Attention: Mr. Joshua Shainess

Re:	Watford Holdings Ltd.
Amendment No. 1 to Schedule 13E-3 filed by Watford Holdings Ltd. et al.
Filed February 1, 2021
File No. 005-91335

Revised Preliminary Proxy Statement on Schedule 14A
Filed February 1, 2021 by Watford Holdings Ltd.
File No. 001-38788

Dear Mr. Shainess:

On behalf of our client, Watford Holdings Ltd., (the “Company”), we have set forth below the Company’s responses to the comments contained in your letter dated February 3, 2021 relating to the Amendment No. 1 to Schedule 13E-3 filed on February 1, 2021 (the “Schedule 13E-3”) by the Company and various other parties (the Company and those other parties, collectively, the “Filing Persons”) and the revised Preliminary Proxy Statement filed by the Company on February 1, 2021 (the “Preliminary Proxy Statement”).

Concurrent with the filing of this letter, the Filing Persons are filing Amendment No. 2 to the Schedule 13E-3 and the Company is filing a further revised Preliminary Proxy Statement (the “Revised Preliminary Proxy Statement”). The revisions to the Preliminary Proxy Statement that are reflected in the Revised Preliminary Proxy Statement include revisions made in response to the comments set forth in your letter, as discussed below, as well as other changes.

For your convenience, we have set out the text of the comments provided in your letter in bold font, in each case followed by the Company’s response.

Mr. Shainess
February 8, 2021	Page 2

We have enclosed with this letter a marked copy of the Revised Preliminary Proxy Statement reflecting all changes made to the Preliminary Proxy Statement. Unless otherwise specified, page numbers referenced in the Company’s responses refer to page numbers in the Revised Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Position of the Company as to Fairness of the Merger, page 29

1.
The Board’s disclosure on pages 32 and 34 of the factors considered in its fairness determination refers to “the Company’s shareholders who are unaffiliated with Holdco and Arch.” Please note that such disclosure is not sufficiently specific to satisfy Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A. Refer to the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1). Note also that the staff considers officers and directors of the Company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a). Please revise to use the correct formulation for unaffiliated security holders.

In response to this comment, the Company has revised the disclosure on pages 33 and 35 of the Revised Preliminary Proxy Statement.

Projected Financial Information, page 41

2.
We note that the Company’s management based the projected financial information on numerous assumptions and estimates, some of which have not been identified in your filing. Please revise to identify these assumptions, quantifying each when possible. For example, please disclose the assumed underwriting portfolio growth, improved combined ratios, and investment returns.

In response to this comment, the Company has revised on pages 42 to 45 of the Revised Preliminary Proxy Statement the summary of the projected financial information to include both the assumed projected combined ratios and the assumed projected net investment returns. The Company believes the assumed underwriting portfolio growth in the “stay the course” strategy is best reflected by the projected net premiums earned included in the projected financial information.  The Company has also included additional disclosure summarizing the material qualitative assumptions related to the projected financial information.

Should you or your colleagues have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-3079, Gary D. Boss at (212) 878-8063 or John A. Healy at (212) 878-8281.  Any written materials should be sent to the undersigned’s attention: Clifford Chance US LLP, 31 West 52nd Street, New York, NY 10019, Attention: Per B. Chilstrom, Esq.

Sincerely,

/s/ Per B. Chilstrom
Per B. Chilstrom

cc:	Watford Holdings Ltd.
Jonathan D. Levy

Clifford Chance US LLP
Gary D. Boss
John A. Healy

Cahill Gordon & Reindel LLP
Kimberly Petillo-Décossard